S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, SUITE 300 HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 _______ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

October 21, 2014

Mr. Paul Fischer

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Filed as correspondence via EDGAR

Re:	Aristocrat Group Corp. Registration Statement on Form S-1 Filed September 25, 2014 File No. 333-198947

Dear Mr. Fischer

Mr. Federowicz, sole director and chief executive officer of the captioned issuer, has authorized us to respond to your comment letter dated October 20, 2014 with respect to the captioned registration statement.

We are of the opinion an amendment to the registration statement is inappropriate because John Morrissey is the nephew of Cindy Morrissey.  Cindy Morrissey has lived in Mexico since early 2013 and is currently estranged from her family.  John Morrissey and Cindy Morrissey do not live in the same household or have any financial dealings in common.

If you concur in our opinion, the issuer will request acceleration of the effectiveness of the registration statement.

Yours very truly,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.

Managing Director

Mr. Robert Federowicz

Chief Executive Officer

Aristocrat Group Corp.